News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	September 8, 2026

Seabridge Gold Announces Successful Energization of

KSM Project's Treaty Creek Terminal

Toronto, Canada - Seabridge Gold Inc. ("Seabridge" or the "Company") announces substantial completion and successful energization of the Treaty Creek Terminal ("TCT") on August 27, 2026, a significant milestone in the development of infrastructure supporting the Company's KSM Project in northwestern British Columbia.

The terminal, located on highway 37 approximately 2 kilometers north of the entrance to the KSM Project, represents a key component of the electrical infrastructure required to support future construction and operations at KSM. The facility is expected to be ready for service by November 2026.

Rudi Fronk, Chair and CEO of Seabridge Gold, stated: "The Treaty Creek Terminal means KSM has access to reliable, clean and economic hydroelectric power which lowers KSM's carbon footprint and reduces its operating costs. We appreciate BC Hydro's continued commitment to supporting responsible resource development in northwestern British Columbia."

The KSM Project is one of the world's largest undeveloped copper and gold projects held by a publicly traded company. The Project can serve as a significant long-term source of critical minerals. To date, KSM has invested over $1.2 billion in responsibly advancing the Project, a significant portion of which has been spent on local businesses and workers.

About Seabridge Gold

Seabridge Gold holds a 100% interest in several North American gold projects. Its principal assets are the KSM and Bronson Corridor projects in British Columbia's Golden Triangle. Additional projects include Snowstorm in Nevada's Getchell Gold Belt, and the 3 Aces project in the Yukon. Further information on Seabridge's mineral reserves and resources is available at www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chair & C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com